SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. _______)*

NUGEN HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

67051V 108

(CUSIP Number)

Eric Takamura
Chief Executive Officer
NuGen Holdings, Inc
44645 Guilford Drive, Suite 201
Ashburn, Virginia 20147
(703) 858-0036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67051V 108	13D	Page 2 of 6

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric Takamura
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 28,649,375(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 22,736,875
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,649,375
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.46%
14.		TYPE OF REPORTING PERSON IN

(1) Includes (i) 1,200,000 shares which are pledged to secure the repayment of a two-year 5% promissory note in the principal amount of $300,000 entered into by Mr. Takamura in November 2009, (ii) 1,000,000 shares which are pledged to a representative of eleven investors to secure Mr. Takamura’s obligation to transfer to such investors such shares if the Issuer issues, with certain exceptions, shares of common stock or securities convertible into, or exercisable for, common stock at a price below $0.15 per share prior to August 11, 2011, (iii) 2,595,000 shares which may be purchased by investors who acquired options from Mr. Takamura (at a purchase price of $250) entitling them to purchase, until January or February 2012, depending on when the holder invested in a private placement of the Issuer, such shares of Mr. Takamura’s common stock for a purchase price of $0.50 per share, (iv) options to purchase 487,500 shares of the Issuer’s common stock that are exercisable within 60 days of the date of this Schedule 13D, and (v) 5,912,500 of shares subject to irrevocable voting proxies held by Mr. Takamura.

CUSIP No. 67051V 108	13D	Page 3 of 6

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of NuGen Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 44645 Guilford Drive, Suite 201, Ashburn, Virginia 20147.

Item 2. Identity and Background.

(a)           This Schedule 13D is filed by Eric Takamura (the “Reporting Person”).

(b)           The Reporting Person’s business address is c/o NuGen Holdings, Inc., 44645 Guilford Drive, Suite 201, Ashburn, Virginia 20147.

(c)           The Reporting Person’s principal occupation is serving as Chairman, Chief Executive Officer, President and a director of the Issuer, which is located at 44645 Guilford Drive, Suite 201, Ashburn, Virginia 20147.

(d)           During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On November 5, 2009, the Reporting Person purchased shares of the NuGen Mobility, Inc. from a third party in a private sale in exchange for a two-year 5% promissory note in the principal amount of $300,000 which matures in November 2011. The Reporting Person pledged 1,200,000 shares of the Issuer’s common stock to secure the repayment of the promissory note.

On January 29, 2010, the Issuer (formerly known as InovaChem, Inc.), acquired all of the issued and outstanding capital stock of NuGen Mobility, Inc., a private Delaware corporation (“NuGen”), pursuant to a merger agreement dated January 29, 2010 (the “Merger Agreement”), with NuGen and InovaChem Mergerco II, Inc., a wholly-owned subsidiary of InovaChem, Inc. Pursuant to the terms of the Merger Agreement, NuGen merged with and into InovaChem Mergerco II, and NuGen, as the surviving corporation, became a wholly-owned subsidiary of InovaChem (the “Merger”). On March 4, 2010, the Issuer’s name was changed from InovaChem, Inc. to NuGen Holdings, Inc. Upon the effectiveness of the Merger, each issued and outstanding share of NuGen’s common stock was converted into one share of the Issuer’s common stock. The Reporting Person received 22,249,375 shares of the Issuer’s common stock as a result of the Merger.

On February 11, 2010, the Issuer issued an aggregate of 9,866,668 shares of common stock in a private placement (the “Private Placement”) at a purchase price of $0.15 per share for aggregate gross proceeds of approximately $1,480,000. Each investor in the Private Placement had the right to purchase an option from the Reporting Person to purchase until January or February 2012, up to 50,000 shares of the Issuer’s common stock held by the Reporting Person for an exercise price of $0.50 per share. A total of 33 investors purchased options to purchase an aggregate of 2,595,000 shares from the Reporting Person.

In connection with the Private Placement, the Reporting Person pledged 1,000,000 shares of the Issuer’s common stock to a representative of eleven of the investors to secure his obligation to transfer to such investors his shares if the Issuer issues, with certain exceptions, shares of common stock or securities convertible into common stock at a price below $0.15 per share prior to August 11, 2011.

CUSIP No. 67051V 108	13D	Page 4 of 6

On February 9, 2010, the Issuer granted the Reporting Person an option to purchase 900,000 shares of common stock at an exercise price of $0.45 per share. The shares subject to the options vest and become exercisable in equal monthly installments on the last day of each month for twenty-four consecutive months, commencing on February 28, 2010.

On September 29, 2010 and December 5, 2010, the Issuer entered into subscription agreements with four foreign accredited investors pursuant to which, among other things, the Issuer issued an aggregate of 5,912,500 shares of common stock (“Proxy Shares”) at a purchase price of $0.16 per share, for aggregate gross proceeds of $946,000. In connection therewith, each investor executed and delivered an irrevocable proxy appointing the Reporting Person as his proxy to vote the Proxy Shares held by him.

Item 4. Purpose of Transaction.

The shares of common stock acquired by the Reporting Person were acquired for investment purposes. The Reporting Person presently does not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           As of January 4, 2011, the Reporting Person may be deemed the beneficial owner of 28,649,375 shares of the Issuer’s common stock, which number of shares includes (i) 1,200,000 shares which are pledged to secure the repayment of a two-year 5% promissory note in the principal amount of $300,000 entered into by Mr. Takamura in November 2009, (ii) 1,000,000 shares which are pledged to a representative of eleven investors to secure Mr. Takamura’s obligation to transfer to such investors such shares if the Issuer issues, with certain exceptions, shares of common stock or securities convertible into, or exercisable for, common stock at a price below $0.15 per share prior to August 11, 2011, (iii) 2,595,000 shares which may be purchased by investors who acquired options from Mr. Takamura (at a purchase price of $250) entitling them to purchase, until January or February 2012, depending on when the holder invested in a private placement of the Issuer, such shares of Mr. Takamura’s common stock for a purchase price of $0.50 per share, (iv) options to purchase 487,500 shares of the Issuer’s common stock that are exercisable within 60 days of the date of this Schedule 13D, and (v) 5,912,500 of shares subject to irrevocable voting proxies held by Mr. Takamura, collectively representing 50.46% of the Issuer’s outstanding common stock based on 56,294,064 shares of common stock outstanding as of January 4, 2011.

(b)           The Reporting Person has the sole power to vote or to direct to vote of 28,649,375 shares and to dispose of or to direct the disposition of 22,736,875 shares of common stock (which excludes the Proxy Shares), which number of shares includes 487,000 shares of the Issuer’s common stock that are exercisable within 60 days of the date of this Schedule 13D.

(c)           During the past 60 days, the Reporting Person affected no transactions in the Issuer’s common stock other than as set forth Item 3 of this Schedule 13D.

(d)           No entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 28,649,375 shares of common stock that are held by the Reporting Person, which includes 487,000 shares of the Issuer’s common stock underlying options held by the Reporting Person that are exercisable within 60 days of the date of this Schedule 13D, except for the 5,912,500 Proxy Shares.

(e)           Not applicable.

CUSIP No. 67051V 108	13D	Page 5 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 29, 2010 and December 5, 2010, the Issuer entered into subscription agreements with four foreign accredited investors pursuant to which, among other things, the Issuer issued 5,912,500 Proxy Shares at a purchase price of $0.16 per share, for aggregate gross proceeds of $946,000. In connection therewith, each investor executed and delivered an irrevocable proxy appointing the Reporting Person as his proxy to vote the Proxy Shares held by him.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as part of the Schedule 13D:

1.	Irrevocable Proxy from Zhou Tao
2.	Irrevocable Proxy from Wang Bao Ru
3.	Irrevocable Proxy from Zhou Qun
4.	Irrevocable Proxy from Zhang Chen

CUSIP No. 67051V 108	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2011

/s/ Eric Takamura
Eric Takamura